COMMENTS RECEIVED ON OCTOBER 29, 2020

FROM EDWARD BARTZ

THE NORTH CAROLINA CAPITAL MANAGEMENT TRUST (File Nos. 002-77169 and 811-03455)

Term Portfolio

PRELIMINARY PROXY STATEMENT FILED ON OCTOBER 22, 2020

SHAREHOLDER MEETING DATE DECEMBER 9, 2020

1.

C:

The Staff requests we include an estimate of the fund’s liquidation costs in the proxy statement.

R:

As described in the proxy statement and the Liquidation and Dissolution Plan (the Plan), FMR will bear all expenses incurred by Term Portfolio in connection with implementation of the Plan. As a result, we believe that our existing disclosure is sufficient.

2.

C:

The Staff would like to confirm supplementally that the fund will stay current on all filing obligations.

R:

Confirmed.

3.

C:

The Staff would like to confirm that all series and class codes are marked as inactive in EDGAR once the liquidation is concluded.

R:

Confirmed.